                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of  December 5, 1997

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

           COMPANY ANNOUNCEMENTS OFFICE OF THE LONDON STOCK EXCHANGE

                                  SCHEDULE 10
                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1.   Company Name:

     Micro Focus Group Plc

2.   Name of shareholder having a major interest:

     Fidelity Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

     Several Registered Nominee Accounts

4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

     MSS Nominees                35,000
     Clydesdale Bank Nominees   946,687
     JPM Nominees                56,100
     State Street Nominees        1,500
     How & Co                     5,100
     Trussal & Co                   700
     Hare & Co                    5,200
     Booth & Co                   6,500
     Gerlach & Co                 6,000

5.   Number of shares/amount of stock acquired:

6.   Percentage of issued class:

7.   Number of shares/amount of stock disposed:

     29,700

8.   Percentage of issued class:

     0.19%

9.   Class of security:

     10p Ordinary Shares

10.  Date of transaction:

11.  Date company informed:

     5th December 1997

12.  Total holding following this notification:

     1,062,787

13.  Total percentage holding of issued class following this notification:

     6.87%

14.  Contact name for queries:

     Karin Wattt

15.  Contact telephone number:

     01635 565489

16.  Name of company official responsible for making notification:

     Karin Watt

17.  Date of notification:

     5th December 1997

Additional Information:

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: December 5, 1997                  By:  /s/ Loren E. Hilllberg
                                             -----------------------------------
                                             Loren E. Hillberg, Secretary